20004342

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-68893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montminy Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12100 Wilshire Blvd, CA
(No. and Street)

Los Anageles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Montminy 310-280-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing Section FEB 14 2020 Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission Trading and Markets FEB 14 2020 RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Joel Montminy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montminy Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OSMAN POSADA
Commission # 2144675
Notary Public - California
Los Angeles County
My Comm. Expires Mar 1, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Montminy Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Montminy Securities, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 6, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MONTMINY SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS	
Cash	$ 1,740,782
TOTAL ASSETS	$ 1,740,782

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 156
Due to related party	360,618
TOTAL LIABILITIES	$ 360,774
COMMITMENTS AND CONTINGENCIES, note 2	
MEMBER'S EQUITY	1,380,008
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,740,782

See notes to financial statements.

MONTMINY SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE	
Success fees	$ 2,939,314
TOTAL REVENUE	2,939,314
EXPENSES	
Compensation, Other	2,024,687
Occupancy	189,695
Other expense	77,754
Communication	65,082
Professional fees	42,400
Taxes and licenses	10,812
TOTAL OPERATING EXPENSES	2,410,430
INCOME BEFORE PROVISION FOR INCOME TAXES	528,884
PROVISION FOR INCOME TAXES	
Income tax provision	3,939
NET INCOME	$ 524,945

See notes to financial statements.

MONTMINY SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance at December 31, 2018	$	855,063
Net income		524,945
Balance at December 31, 2019	$	1,380,008

See notes to financial statements.

MONTMINY SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	524,945
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Changes in assets - (increase) decrease:		
Accounts receivable		334,212
Changes in liabilities - increase (decrease):		
Accounts payable and accrued expenses		(6,644)
Due to related party		360,618
NET CASH PROVIDED BY OPERATING ACTIVITIES		1,213,131
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		-
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES		-
NET INCREASE IN CASH	$	1,213,131
CASH, DECEMBER 31, 2018		527,651
CASH, DECEMBER 31, 2019	$	1,740,782

SUPPLEMENTAL INFORMATION:

Cash paid for:		
Interest	$	-
Income taxes	$	6,800

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Montminy Securities, LLC (the "Company") is a "mergers and acquisitions" broker/dealer registered with the Securities and Exchange Commission, FINRA, and the states of Arizona and California. The Company provides strategic and financial advisory services across all industries. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts, and has no inventory of marketable securities. The Company obtained its broker/dealer license on April 18, 2012.

The Company has only one member with all rights and privileges of voting, contribution and distribution. The member has limited liability, to the extent of his agreed capital contributions.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received, to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible. The allowance for doubtful accounts is $0 at December 31, 2019.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The member is personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2019.

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Changes

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, *Leases,* which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonable certain to exercise. ASC 842's principal changes are: 1) recognizing a Right-of-use asset and a lease liability; 2) changes in lease expense recognition during lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters. The Company has no lease obligations subject to ASC 842. The adoption of ASC 842 had no effect on the Company's financial statements.

2. COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

Legal Matters

No legal proceedings have arisen that in the opinion of management would have a material adverse impact on the financial position or results of operations of the Company.

Related Party Transactions

The Company is a party to a cost-sharing agreement under which it shares certain costs with CREO Montminy & Co., LLC ("CM"), which is wholly owned by the member of the Company. These costs include office premises, certain personnel and bonuses, supplies, leased equipment, telephone, information technology support and electronic file backup services. $1,412,750 of costs were allocated from CM to the Company during the year ended December 31, 2019. The balance payable to CM was $360,618 at December 31, 2019.

3. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $1,380,008 which was $1,355,956 more than its required net capital of $24,052 and the Company's ratio of aggregate indebtedness ($360,774) to net capital was 0.26 to 1 which is less than the 15 to 1 maximum allowed.

4. EXEMPTION FROM REQUIREMENTS INCLUDING THE EXEMPTIVE PROVISION

The Company neither clears securities accounts for customers nor performs custodial functions relating to customers' securities. As such, the Company is exempt from computing the reserve requirement for the year ended December 31, 2019 under SEC Rule 15c3-3 and is also exempt from the provisions of the Possession or Control provision under SEC Rule 15c3-3(k)(2)(i).

5. CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash at a financial institution which may, at times, exceed federally insured limits. At December 31, 2019, the Company had cash exceeding the insured limits.

Customers

During the year ended December 31, 2019, the Company generated 86% of its revenue from two clients.

6. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

Schedule I

MONTMINY SECURITIES, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO SEC RULE 15C3-1
DECEMBER 31, 2019

TOTAL MEMBER'S EQUITY	$ 1,380,008
NON-ALLOWABLE ASSETS: ACCOUNTS RECEIVABLE	-
NET CAPITAL	$ 1,380,008
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	24,052
EXCESS NET CAPITAL	$ 1,355,956
TOTAL AGGREGATE INDEBTEDNESS	$ 360,774
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.26 to 1

There were no material difference between the net capital computation shown here and that shown on the Company's unaudited SEC Form X-17A-5 Part IIA report dated December 31, 2019.

See report of independent registered public accounting firm

MONTMINY SECURITIES, LLC
SCHEDULE II - COMPUTATION FOR THE DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO SEC RULE 15C3-3
AS OF DECEMBER 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this rule.

Montminy Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Montminy Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Montminy Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Montminy Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Montminy Securities, LLC stated that Montminy Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Montminy Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Montminy Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 6, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MONTMINY SECURITIES, LLC

Assertions Regarding Exemption Provisions

We, as members of management of ***Montminy Securities, LLC*** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2019.

Montminy Securities, LLC

By:

____

Joel Montminy, President & CEO

12100 Wilshire Blvd. • Suite 150 • Los Angeles • California 90025
Telephone 310.230.8600 • Facsimile 310.230.6206 • www.montminyco.com

Montminy Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Montminy Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Montminy Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Montminy Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Montminy Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Montminy Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Montminy Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.
Northridge, California
February 6, 2020

Montminy Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

	Amount
Total assessment	$ 4,409
SIPC-6 general assessment Payment made on July 24, 2019	(600)
SIPC-7 general assessment Payment made on February 3, 2020	(3,809)
Total assessment balance **(overpayment carried forward)**	$ -